

June 9, 2010

By Facsimile and U.S. Mail
Mr. Darin G. Holderness
Chief Financial Officer
Concho Resources Inc.
550 West Texas Avenue, Suite 100
Midland, Texas 79701

> **Re: Concho Resources Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Filed February 26, 2010**
> **File No. 001-33615**

Dear Mr. Holderness:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2009

Oil, page 8

1.   We note your disclosure that the majority of your natural gas production is sold under contracts using market-based pricing. Please tell us if you are committed to provide a fixed and determinable quantity of oil or gas in the near future under existing contracts or agreements, and, if so, how you considered disclosing these commitments pursuant to Item 1207 of Regulation S-K.

Risk Factors, page 17

Our estimates of proved reserves have been prepared under new SEC rules…, Page 18

2.   We note your disclosure which indicates your reserve estimates have not been reviewed by the SEC under the new reserve reporting rules. Please modify or remove this disclosure, as it appears to attempt to attribute your responsibility for compliance with the reserve reporting rules to the SEC. We note similar disclosure on page F-48 of your document.

Rollforward to Total Proved Reserves, page F-49

3.   We note your disclosure on page 2 which implies that 75% of the 19.9 MMBoe estimated total proved reserves associated with the Wolfburry acquisitions were undeveloped. We also note your disclosure on page F-49 which specifies that your 107,796 MBoe total proved undeveloped reserves include additions of 13.6 MMBoe resulting from the adoption of the new SEC rules. Lastly we note your disclosure on page 36 that 10,763 MBoe of undeveloped reserves were developed during the year ended December 31, 2009. Please tell us how you fully complied with the disclosure requirements of Item 1203(b) of Regulation S-K.   In doing so, please tell us how you considered separately quantifying and discussing the amounts of proved undeveloped reserve additions related to discoveries and extensions, and purchase of minerals in place.

Exhibit 23.3

4.   Please provide a disclosure, if true, that Netherland, Sewell & Associates, Inc has used all methods and procedures as it considered necessary under the circumstances to prepare their engineer report as required by Item 1202(a)(8)(viii) of Regulation S-K.

Exhibit 23.5

5.   Please provide a disclosure, if true, that Cawley, Gillespie & Associates, Inc has used all methods and procedures as it considered necessary under the circumstances to prepare their engineer report as required by Item 1202(a)(8)(viii) of Regulation S-K.

6.   The closing paragraph states in part that the report "report was prepared for the exclusive use of Concho Resources. Third parties should not rely on it without written consent of the above and Cawley, Gillespie & Associates, Inc." As Item 1202(a)(8) of Regulation S-K requires the report, please obtain and file a revised

version which retains no language that could suggest either a limited audience or a limit on potential investor reliance.

Closing Comments

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact John Cannarella at (202) 551-3337, or Kevin Stertzel at (202) 551-3723, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3745 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director